C21 Shareholders Approve Arrangement with Vireo Growth Inc.

VANCOUVER, August 7, 2026 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), is pleased to announce that shareholders of C21 approved, at the special meeting of C21's shareholders held earlier today (the "Meeting"), the special resolution (the "Arrangement Resolution") in respect of a statutory plan of arrangement under the Business Corporations Act (British Columbia) pursuant to which Vireo Growth Inc. ("Vireo") will acquire all of the issued and outstanding common shares of C21, after conversion of all subordinate voting shares of C21 (the "Arrangement").

The Arrangement Resolution was passed with approval by 96.58% of votes cast by C21 shareholders at the Meeting in person or by proxy, and by 96.48% of votes cast by C21 shareholders at the Meeting in person or by proxy excluding the votes cast by certain persons as required by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

C21 plans to apply for a final order of the Supreme Court of British Columbia for approval of the Arrangement on August 13, 2026.  Assuming the satisfaction or waiver of other customary closing conditions and subject to the receipt of all relevant regulatory and court approvals, the Arrangement is expected to close on or about August 21, 2026.

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedarplus.ca and www.cxxi.ca.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws. Forward-looking information in this news release includes: the receipt of required regulatory approvals for the Arrangement; the ability of C21 and Vireo to satisfy the other conditions to, and to complete, the Arrangement; the anticipated date of the hearing for the final order; and the anticipated timing of closing of the Arrangement. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding possible future events or circumstances. The forward-looking information included in this news release is based on management's opinions, estimates and assumptions in light of their experience and perception of historical trends, current conditions and expected future developments, management's assumptions regarding the Arrangement (including, but not limited to, C21's ability to close the Arrangement on the terms contemplated, and to derive the anticipated benefits therefrom), as well as other factors that management currently believes are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including C21's ability to obtain court and regulatory approvals in a timely matter, if at all; its ability to satisfy the terms and conditions precedent of the Arrangement Agreement in order to consummate the Arrangement; assumptions in respect of current and future market conditions and the execution of C21's and Vireo's business strategies, that operations in Vireo's and C21's properties will continue without interruption, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, failure to receive the required court, regulatory and other approvals necessary to effect the Arrangement; the potential for a third party to make a superior proposal; that Vireo and its shareholders will not realize the anticipated benefits following the completion of the Arrangement; and those risks as further set forth in the Circular and filed on C21's profile on the SEDAR+ website at www.sedarplus.ca.

Although C21 has attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to it or that it presently believes are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents C21's expectations as of the date of this news release and is subject to change after such date. C21 disclaims any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.